TENDER OFFER AND STANDSTILL AGREEMENT

This Agreement (“Agreement”) is made and entered into as of the 13th day of January, 2015, by and among PIMCO Corporate & Income Opportunity Fund (“PTY” or the “Fund”), Pacific Investment Management Company LLC (“PIMCO”), Allianz Global Investors Fund Management LLC (“AGIFM” and, together with PTY and PIMCO, the “Fund Parties”) and Brigade Capital Management, LP (“Brigade Capital”), Brigade Leveraged Capital Structures Fund Ltd. (“Brigade Fund”) and Donald E. Morgan, III (“Morgan” and, together with Brigade Capital and Brigade Fund, the “Brigade Parties”).

WHEREAS, the Brigade Parties and their affiliates (together, “Brigade”) are substantial holders of auction rate preferred shares (“ARPS”) issued by PTY, a closed-end investment company registered under the Investment Company Act of 1940 for which PIMCO serves as investment manager, and for which AGIFM previously served as investment manager (during which time PIMCO served as sub-adviser);

WHEREAS, the Brigade Parties have engaged in discussions (together, the “Discussions”) with the Fund Parties regarding the Brigade Parties’ proposal that the Fund pursue leverage alternatives for the outstanding ARPS of the Fund, including a proposal that the Fund conduct an issuer tender offer for its ARPS, and in that connection entered into a letter agreement dated September 18, 2014, as extended by amendments thereto dated November 18, 2014, December 2, 2014, December 16, 2014 and December 23, 2014, regarding confidentiality obligations with respect to the discussions (together, the “Confidentiality Letter Agreement”);

WHEREAS, the parties wish to resolve various matters associated with the Discussions and Brigade’s holdings of the Fund’s ARPS.

NOW, THEREFORE, in consideration of the mutual promises and covenants contained in this Agreement, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties agree as follows:

1. Tender Offer. Subject to satisfaction of Section 2(a) below, the Fund Parties agree to conduct a tender offer by the Fund for 100% of its issued and outstanding ARPS at a price equal to 87% of the $25,000 per share liquidation preference of the ARPS (i.e., a tender offer of $21,750 per ARPS share), plus one non-transferrable contingent payment right, which represents the contractual right to receive the consideration (if any becomes payable) described in the following paragraph, scheduled to expire as of the close of the New York Stock Exchange on February 27, 2015 (such date, as it may be extended in accordance with the terms of the Tender Offer, the “Expiration Date”), subject only to substantially the same conditions as are set forth in Appendix A hereto (the “Tender Offer”), which conditions do not include any minimum level of participation in the Tender Offer by ARPS holders of the Fund. The Fund hereby agrees that if, as of the Expiration Date of the Tender Offer, all of such conditions are satisfied, it shall accept for payment all ARPS properly tendered pursuant to the Tender Offer.

In addition, subject to satisfaction of Section 2(a) below, the Fund Parties agree that if the Fund completes the Tender Offer and subsequently completes an additional tender offer for its ARPS or a voluntary redemption of its ARPS pursuant to Section 11.4(a)(i) of the Fund’s

Bylaws (as opposed to and not including a mandatory ARPS redemption pursuant to Section 11.4(a)(ii) of the Fund’s Bylaws) (collectively such an additional ARPS tender offer or voluntary redemption of ARPS being referred to herein as a “Voluntary Redemption”) during the period of three-hundred and sixty-five (365) calendar days beginning with the Expiration Date of the Tender Offer (such 365 calendar day period is referred to herein as the “Subsequent Year”) and such subsequent Voluntary Redemption is for a tender offer or redemption price per ARPS share that is greater than the price per ARPS share paid in the Tender Offer (the amount of such price differential per ARPS share, the “Additional Amount”), the Fund will pay to Brigade and any other ARPS holder who has tendered and received payment for ARPS in the Tender Offer an additional payment equal to (i) the number of ARPS so tendered by such holder in the Tender Offer multiplied by (ii) the Additional Amount. Payment of the Additional Amount per ARPS share shall be made within thirty (30) days of the event that gave rise to such payment.

For purposes of this Agreement, the date upon which the Fund “completes” or “completed,” or the “completion of,” a tender offer or redemption for its ARPS means the date upon which the Fund makes payment for all validly tendered ARPS that have been accepted for payment in such tender offer or for all ARPS that have been redeemed pursuant to a redemption. For the sake of clarity, the Fund’s Tender Offer shall be deemed “completed” for purposes of this Agreement on the date upon which the Fund makes payment for all validly tendered ARPS that have been accepted for payment in the Tender Offer, and such Tender Offer shall not be integrated with or deemed to continue in the event that the Fund engages in a subsequent Voluntary Redemption and/or is required to make a payment of an Additional Amount with respect to the Tender Offer pursuant to the immediately preceding paragraph. In this regard, the Subsequent Year (which shall begin on the Expiration Date of the Tender Offer) shall not be extended for any reason and shall not relate to or recommence in connection with a subsequent Voluntary Redemption or other tender offer or redemption conducted by the Fund.

2. Agreements and Obligations of the Brigade Parties. The Brigade Parties hereby agree and undertake that:

(a) If the Tender Offer is conducted by the Fund, Brigade shall tender one-hundred percent (100%) of its holdings in ARPS of the Fund, such that Brigade would have no holdings in the Fund’s ARPS following completion of the Tender Offer.

(b) The Brigade Parties shall, for a period of three (3) years from and after the date that the Tender Offer is completed, (i) refrain from directly or indirectly making or supporting any shareholder proposals concerning the Fund including, without limitation, any nomination of a candidate for Trustee of the Board of Trustees of the Fund (the “Board:), (ii) vote in accordance with the Board’s and management’s recommendations on any matters affecting the Fund (except as noted below in the proviso to subparagraph (c)(ii), which shall apply to the Brigade Parties’ obligations with respect to the Fund in this subparagraph (b)(ii)), (iii) refrain from directly or indirectly soliciting or encouraging others to vote against the Board’s and management’s recommendations on any matters affecting the Fund; and (iv) refrain from directly or indirectly proposing, or making any filing with respect to, any form of business combination, restructuring, recapitalization, dissolution or similar transaction involving the Fund, including, without limitation, a merger, tender or exchange offer, open-ending, share repurchase or liquidation of the Fund’s assets.

(c) The Brigade Parties shall, for a period of three (3) years from and after the date that the Tender Offer is completed, (i) refrain from directly or indirectly making or supporting any shareholder proposals concerning any other existing or future investment company advised, sub-advised, distributed or sponsored by AGIFM, PIMCO or their affiliates (“Other Allianz or PIMCO Funds”) including, without limitation, any nomination of a candidate for trustee or director of the Other Allianz or PIMCO Funds, (ii) vote in accordance with the applicable board of trustees/directors’ (or similar body, a “board”) and management’s recommendations on any matters affecting Other Allianz or PIMCO Funds; provided that the Brigade Parties shall not be so obligated if (x) the Brigade Parties determine that the applicable board’s or management’s recommendation would be contrary to a previously established policy adopted by the Brigade Parties not solely relating to the Other Allianz or PIMCO Funds, (y) the Brigade Parties determine that the fiduciary duties owed by the Brigade Parties to the beneficial owners of the equity securities of the Other Allianz or PIMCO Funds over which the Brigade Parties have voting authority would require the Brigade Parties to vote in a manner that differs from the applicable board’s or management’s recommendation, or (z) the Brigade Parties do not have voting authority over the equity securities of the Other Allianz or PIMCO Funds held by the Brigade Parties, (iii) refrain from directly or indirectly soliciting or encouraging others to vote against the applicable board’s and management’s recommendations on any matters affecting Other Allianz or PIMCO Funds; and (iv) refrain from directly or indirectly proposing, or making any filing with respect to, any form of business combination, restructuring, recapitalization, dissolution or similar transaction involving Other Allianz or PIMCO Funds, including, without limitation, a merger, tender or exchange offer, open-ending, share repurchase or liquidation of the assets of Other Allianz or PIMCO Funds.

3. Release of Any Claims; Covenants Not to Sue.

(a) Subject to and upon completion of the Tender Offer, each of the Brigade Parties, on behalf of itself, its heirs, beneficiaries, administrators, personal representatives, successors, assigns, parents, subsidiaries, shareholders, affiliates, and predecessors, as applicable, in exchange for the agreements and other consideration in this Agreement, (i) does hereby compromise, settle, and absolutely, unconditionally, and fully release and forever discharge each of the Fund Parties and their current and former respective successors, subsidiaries, affiliates, employees, officers, directors, trustees, managers, investors and shareholders, and each of their respective attorneys, administrators, personal representatives, insurers and assigns (together, the “Released Fund Parties”) of and from any and all claims, demands, debts, liens, obligations, fees and expenses (including attorneys’ fees and expenses related to any previously completed or ongoing litigation involving the parties), harm, injuries, liabilities, cause or causes of action, whether known or unknown, claimed or alleged, asserted or unasserted, either at law or in equity, whether statutory, in contract or in tort, of any kind or character which it has, or owns, or may now or in the future have or own for any claims arising out of or relating in any way to the Discussions, the Tender Offer or Brigade’s acquisition of, transactions in, ownership of or holdings in the Fund’s ARPS and (ii) acknowledges and agrees that it will not now or in the future bring any claim, action, lawsuit, arbitration proceeding or other form of action against any of the Released Fund Parties, directly or indirectly, arising out of or in any way connected with any claim or potential claim released under this Agreement as referenced in sub-paragraph 3(a)(i) above, and that this Agreement is a bar to any such claim, action, lawsuit, proceeding or other form of action.

(b) Subject to and upon completion of the Tender Offer, each of the Fund Parties, on behalf of itself, its heirs, beneficiaries, administrators, personal representatives, successors, assigns, parents, subsidiaries, shareholders, affiliates, and predecessors, as applicable, in exchange for the agreements and other consideration in this Agreement, (i) does hereby compromise, settle, and absolutely, unconditionally, and fully release and forever discharge each of the Brigade Parties and their current and former respective successors, subsidiaries, affiliates, employees, officers, directors, trustees, managers, investors and shareholders, and each of their respective attorneys, administrators, personal representatives, insurers and assigns (together, the “Released Brigade Parties”) of and from any and all claims, demands, debts, liens, obligations, fees and expenses (including attorneys’ fees and expenses related to any previously completed or ongoing litigation involving the parties), harm, injuries, liabilities, cause or causes of action, whether known or unknown, claimed or alleged, asserted or unasserted, either at law or in equity, whether statutory, in contract or in tort, of any kind or character which it has, or owns, or may now or in the future have or own for any claims arising out of or relating in any way to the Discussions, the Tender Offer or Brigade’s acquisition of, transactions in, ownership of or holdings in the Fund’s ARPS and (ii) acknowledges and agrees that it will not now or in the future bring any claim, action, lawsuit, arbitration proceeding or other form of action against any of the Released Brigade Parties, directly or indirectly, arising out of or in any way connected with any claim or potential claim released under this Agreement as referenced in sub-paragraph 3(b)(i) above, and that this Agreement is a bar to any such claim, action, lawsuit, proceeding or other form of action.

(c) The Brigade Parties and the Fund Parties acknowledge and agree that the releases and covenants provided in this Section 3 are in no way an admission or acknowledgment of any liabilities, claims or causes of action that one party may have against the other.

(d) The provisions of Section 3(a) and Section 3(b) shall not be deemed to preclude any claim by any party hereto alleging a breach of the terms of this Agreement.

4. No Disparagement. For a period of three (3) years from and after the date of this Agreement, the Brigade Parties, on the one hand, and the Fund Parties, on the other hand, shall refrain from directly or indirectly disparaging, impugning, or taking any action reasonably likely to damage the reputation of the other party or its employees or affiliates or the current and former Trustees or officers of the Funds with respect to the subject matter of the Discussions, the Tender Offer or Brigade’s holdings in the Fund’s ARPS, including relating to prior discussions, actions and communications regarding leverage alternatives, prior litigation and related outcomes (including involving Other Allianz or PIMCO Funds), the subject matter of proxy contests (including involving Other Allianz or PIMCO Funds), and Fund governance, management, performance, compliance and related topics. The foregoing shall not apply to any compelled testimony or production of information, either by legal process, subpoena, or as part of a response to a request for information from any governmental authority with jurisdiction over the party from whom information is sought.

5. Injunctive Relief. Each party acknowledges that a breach of its obligations under this Agreement may result in irreparable harm to the other party for which monetary damages will not be sufficient. Each party hereto agrees that, in the event of a breach or threatened breach by the other party of its obligations under this Agreement, the non-breaching party shall be entitled, in addition to its other rights and remedies hereunder or at law, to injunctive or other equitable relief, and such further relief as may be proper from a court of competent jurisdiction, including specific performance of the obligations set forth in Section 2 of this Agreement.

6. Confidentiality. The Brigade Parties and the Fund Parties hereby agree to and do hereby extend the term of the Confidentiality Letter Agreement and their respective obligations thereunder in accordance with Section 7 hereof; provided that the Fund Parties may disclose the subject matter of the Tender Offer to third parties, including to other holders of the Fund’s ARPS and to service providers and agents who may be engaged to assist in conducting the Tender Offer, before the Tender Offer is publicly announced. For the avoidance of doubt, the Brigade Parties acknowledge that the Fund will be required to file a copy of this Agreement with its Form TO filings in connection with the Tender Offer.

7. Term. This Agreement shall terminate on the earlier of (i) January 22, 2015, if the Fund has not on or before that date commenced the Tender Offer, (ii) the close of the New York Stock Exchange on the business day next following the Expiration Date, if the Funds have not accepted validly tendered ARPS for purchase pursuant to the Tender Offer by such time and (iii) the date of completion of the Tender Offer. In the case of termination of this Agreement pursuant to Section 7(i) and Section 7(ii), all provisions of this Agreement shall terminate and have no further force or effect upon such termination, except that the confidentiality obligations of the parties under Section 6 hereof and the Confidentiality Letter Agreement shall survive the termination of this Agreement. In the case of termination of this Agreement pursuant to Section 7(iii), the obligations of the parties under Sections 1, 2, 3, 4, 5 and 6 hereof shall survive the termination of this Agreement.

8. Miscellaneous.

(a) Notices. Any notices or other communications required or permitted hereunder will be deemed to have been properly given and delivered if in writing by such party or its legal representative and delivered personally or sent by facsimile, e-mail or other electronic communication, or by a nationally recognized overnight courier service guaranteeing overnight delivery, addressed as follows:

If to a Brigade Party:	Brigade Capital Management, LP
399 Park Avenue, 16th Floor
New York, NY 10022
Attn: Steven Vincent
E-mail: SV@brigadecapital.com
Facsimile: 212-745-9701

If to PIMCO:	Pacific Investment Management Company LLC
1633 Broadway
New York, New York 10019
Attn: Joshua Ratner
E-mail: josh.ratner@pimco.com
Facsimile: 949-720-8670

If to AGIFM:	Allianz Global Investors Fund Management LLC
1633 Broadway
New York, New York 10019
Attn: Thomas Fuccillo
E-mail: thomas.fuccillo@allianzgi.com
Facsimile: 212-739-4222

If to PTY:	PIMCO Corporate & Income Opportunity Fund
c/o Pacific Investment Management Company LLC
1633 Broadway
New York, New York 10019
Attn: Joshua Ratner
E-mail: josh.ratner@pimco.com
Facsimile: 949-720-8670

(b) No Assignment; Binding Effect. No Party shall assign this Agreement or its rights hereunder without the express written consent of the other parties. This Agreement is binding upon and inures to the benefit of the Parties hereto and their respective heirs, legal representatives, executors, administrators, successors and assigns.

(c) Agreement Separable. If any provision hereof is for any reason unenforceable or inapplicable, the other provisions hereof will remain in full force and effect in the same manner as if such unenforceable or inapplicable provision had never been contained herein. This Agreement will not be binding on the parties unless and until it is approved on behalf of the Fund by action of its Board. In that regard PIMCO, in its capacity as investment manager for the Fund, will recommend that the Board approve this Agreement.

(d) Counterparts. This Agreement may be executed in any number of counterparts, each of which will, for all purposes, be deemed to be an original. Facsimile or electronic signatures shall have the same force and effect as executed originals.

(e) Governing Law. This Agreement is governed by the laws of the State of New York, without regard to the principles of conflicts of laws or choice of laws of any state or commonwealth. Each party submits to the exclusive jurisdiction of, and acknowledges the propriety of venue in the United States District Court for the Southern District of New York sitting in New York County, New York, and its appellate courts, as well as any Courts of the State of New York sitting in New York County, New York, and the appellate courts thereof. To the extent not prohibited by applicable law that cannot be waived, the parties hereby waive, and covenant that they will not assert (whether as plaintiff, defendant or otherwise), any right to trial by jury in any action arising in whole or in part under or in connection with this Agreement, whether now existing or hereafter arising, and whether sounding in contract, tort or otherwise. The parties agree that any of them may file a copy of this Section 8(e) with any court as written evidence of the knowing, voluntary and bargained-for agreement between the parties each irrevocably to waive its right to trial by jury in any proceeding whatsoever between them relating to this Agreement, which will instead be tried in a court of competent jurisdiction by a judge sitting without a jury.

(f) Entire Agreement. This Agreement constitutes the entire agreement between the parties with respect to the matters set forth herein, and there are no other covenants, agreements, promises, terms and provisions, conditions, undertakings or understandings, either oral or written, between them other than those herein set forth. No subsequent alteration, amendment, change, deletion or addition to this Agreement shall be binding upon the parties unless in writing and signed by the parties.

(g) Further Assurances. Each party covenants, on behalf of itself and its successors and assigns, to take all actions and do all things, and to promptly and duly execute, acknowledge and deliver any and all such further instruments and documents necessary or proper to achieve the purposes and objectives of this Agreement.

(h) Massachusetts Business Trust Matters. A copy of the Agreement and Declaration of Trust of the Fund is on file with the Secretary of State of The Commonwealth of Massachusetts, and notice is hereby given that this instrument is executed on behalf of the Trustees of the Fund as Trustees and not individually and that the obligations of the Fund under this instrument are not binding upon any of the Trustees, officers or shareholders of the Fund individually, but are binding only upon the assets and property of the Fund.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above, and each party represents and acknowledges that it possesses the requisite authority to execute this Agreement.

PIMCO Corporate & Income Opportunity Fund

By:	/s/ Peter G. Strelow

Date:	January 13, 2015

Pacific Investment Management Company LLC

By:	/s/ Craig A. Dawson

Date:	January 13, 2015

Allianz Global Investors Fund Management LLC

By:	/s/ Larry Altadonna

Date:	January 13, 2015

Brigade Capital Management, LP		Donald E. Morgan, III

By:	/s/ Donald E. Morgan, III	/s/ Donald E. Morgan, III

Date:	January 13, 2015	Date:	January 13, 2015

Brigade Leveraged Capital Structures Fund Ltd.

By:	/s/ Donald E. Morgan, III

Date:	January 13, 2015

APPENDIX A

TENDER OFFER CONDITIONS:

It is a condition to the tender offer that the Fund cannot accept tenders or effect repurchases, unless otherwise determined by the Fund’s Board, if: (1) such transactions, if consummated, would (a) result in delisting of the Fund’s common shares from the New York Stock Exchange; (b) impair the Fund’s status as a regulated investment company under the Internal Revenue Code of 1986 (which would make the Fund subject to federal income tax on all of its net income and gains in addition to the taxation of shareholders who receive distributions from the Fund); or (c) result in a failure of the Fund to comply with the applicable asset coverage requirements in the event any senior securities are issued and outstanding; (2) there shall be instituted or pending before any governmental entity or court any action, proceeding, application or claim, or any judgment, order or injunction sought, or any other action taken by any person or entity, which (a) restrains, prohibits or materially delays the making or consummation of the tender offer; (b) challenges the acquisition by the Fund of ARPS pursuant to the tender offer or the Board’s fulfillment of its fiduciary obligations in connection with the tender offer; (c) seeks to obtain any material amount of damages in connection with the tender offer; or (d) otherwise directly or indirectly materially adversely affects the tender offer or the Fund; or (3) there is any (a) suspension of or limitation on prices for trading securities generally on the New York Stock Exchange or other national securities exchange(s); (b) declaration of a banking moratorium by Federal or state authorities or any suspension of payment by banks in the United States or New York State; or (c) limitation affecting the Fund or the issuers of its portfolio securities imposed by federal or state authorities on the extension of credit by lending institutions.